Creatd, Inc.

2050 Center Avenue

Suite 640

Fort Lee, NJ 07024

September 7, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg, Attorney

Re:	Creatd, Inc.
Registration Statement on Form S-3 Filed August 23, 2021
File No. 333-258995

Dear Mr. Anderegg:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Creatd, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, September 9, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Creatd, Inc.

/s/ Jeremy Frommer
Jeremy Frommer
Co-Chief Executive Officer